FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                                           ☒                                    Form 40-F                                           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                            ☐                                    No                                ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated April 1, 2004

GUCCI GROUP N.V. ANNOUNCES
INFORMATIONAL SHAREHOLDERS MEETING

Amsterdam, The Netherlands, April 1, 2004: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that, in accordance with Dutch law requirements, it will hold an extraordinary general meeting of shareholders on April 21, 2004 for the purpose of discussing Pinault-Printemps-Redoute’s tender offer for all outstanding Gucci Group shares.

Gucci Group notes PPR’s announcement today that PPR is filing tender offer documents with the U.S. Securities and Exchange Commission and has made such documents available in The Netherlands relating to its offer to purchase all of the outstanding common shares of Gucci Group not beneficially owned by PPR at a price of $85.52 per share in cash. PPR is making the tender offer pursuant to its obligations under the Settlement and Stock Purchase Agreement, dated September 9, 2001, among Gucci Group, PPR and LVMH Moet Hennessy-Louis Vuitton S.A. and the Amended and Restated Strategic Investment Agreement, dated September 9, 2001, between Gucci Group and PPR.

Gucci Group also announces that today it will file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding the tender offer with the U.S. Securities and Exchange Commission. Following the recommendation of the members of the Gucci Group Supervisory Board who are unaffiliated with PPR, the Supervisory Board and Management Board of Gucci Group have determined that the offer is fair to Gucci Group’s public shareholders, and recommend that shareholders accept the offer and tender their Gucci Group shares. The entire text of the recommendation of the members of the Gucci Group Supervisory Board who are unaffiliated with PPR, the Supervisory Board and Management Board of Gucci Group is included in the tender offer document.

At the extraordinary general meeting of shareholders, representatives of Gucci Group’s Supervisory Board and Management Board will make a presentation on the terms of PPR’s tender offer, and will be available to answer questions regarding the offer.  No shareholder vote or action is expected to be taken at the shareholders meeting.

The shareholders meeting will take place on April 21, 2004 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein No.1, 1018 GX Amsterdam, The Netherlands. A formal notice of the meeting will be published by Gucci Group in the coming days and the notice will contain information related to attending the meeting in accordance with applicable Dutch requirements.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & C°., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.  The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information.  These statements will be filed by Gucci Group and PPR with the U.S. Securities and Exchange Commission.  Investors and security holders may obtain a free copy of these statements and other filed documentation (when available) at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to Gucci Group’s Investor Relations Department at +39 055 75 92 24 56, PPR’s Investor Relations Department at +33 1 4564 6325 or ABN AMRO via email at prospectus@nl.abnamro.com. The Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR’s website at www.pprfinance.com.

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law.  This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction.  Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.  None of Gucci Group, PPR or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions.  Any holder of Gucci Group shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	1 April 2004	By:	/s/ Robert S. Singer
			Name:	Robert S. Singer
			Title:	Chief Financial Officer